# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001412741-25-000004
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- J. Goldman Capital Management, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jay G. Goldman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) J. Goldman & Co., L.P. ("JGC") with respect the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of DMY Squared Technology Group, Inc. (the "Company") held by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF");

(ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to the shares of Class A Common Stock held by JGMF and JGEMF; and

(iii) Mr. Jay G. Goldman with respect to the shares of Class A Common Stock held by JGMF and JGEMF.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
c/o J. Goldman & Co., L.P.
510 Madison Avenue, 26th Floor
New York, NY 10022
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- J. Goldman & Co LP: /s/ Sagan A. Weiss, By: Sagan A. Weiss, Chief Compliance Officer (02/17/2026)
- J. Goldman Capital Management, Inc.: /s/ Jay G. Goldman, Jay G. Goldman, Director (02/17/2026)
- Jay G. Goldman: /s/ Jay G. Goldman, Jay G. Goldman, individually (02/17/2026)